MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2024

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is dated March 19, 2025, and provides an analysis of the Company's results of operations for the year ended December 31, 2024.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to its potential future performance.  The information should be read in conjunction with Western's audited consolidated financial statements for the year ended December 31, 2024, and the notes thereto, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS accounting standards").  The Company's accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2024.  All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange ("TSX") and the NYSE American under the symbol WRN. The Company's Annual Information Form for the year ended December 31, 2024, ("AIF"), is filed with Canadian regulators on SEDAR+ at www.sedarplus.ca. This information, along with Western's annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the "SEC"), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry and given the Company is an exploration stage company.  Western faces risks that are generally applicable to its industry and others that are specific to its operations.  Certain key risks affecting the Company's current and future operations are discussed in its AIF and Form 40-F.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.  Such risk factors could materially affect the value of the Company's assets and future operating results, and could cause actual results to differ materially from those described in the forward-looking statements contained in this management discussion and analysis.  Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. ("Casino Mining"), are focused on advancing the Casino project ("Casino", "Project" or "Casino Project").  The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.  Alongside an organizational commitment to sustainable mining practices, the Casino Project has the potential to become a landmark, multi-generational, critical minerals operation in Canada.

CORPORATE DEVELOPMENTS

Financings

On May 6, 2024, the Company completed a private placement with Rio Tinto Canada Inc. ("Rio Tinto") pursuant to Rio Tinto's participation rights as a result of the bought deal public offering completed on April 30, 2024.  Rio Tinto acquired 2,609,890 common shares of the Company at a price of $1.90 per common share for gross proceeds of $4,958,791 resulting in Rio Tinto maintaining their 9.7% ownership in the Company.

On April 30, 2024, the Company completed a bought deal public offering of 24,210,526 common shares of the Company at a price of $1.90 per common share for gross proceeds of $46.0 million.

1

On March 25, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's subscription rights as a result of the private placement completed on March 1, 2024.  Rio Tinto acquired 239,528 common shares of the Company at a price of $1.35 per common share for gross proceeds of $323,363.

On March 1, 2024, the Company completed a private placement with Sandeep Singh, President and Chief Executive Officer ("CEO") of the Company. Mr. Singh acquired 2,222,222 common shares at a price of $1.35 per share for gross proceeds of approximately $3 million.

On February 25, 2025, 1,500,000 warrants were exercised at an exercise price of $0.85 for gross proceeds of $1,275,000.

Strategic Investment by Mitsubishi Materials Corporation

On April 14, 2023, Mitsubishi Materials Corporation ("Mitsubishi Materials") purchased 8,091,390 common shares of the Company at a price of $2.63 per share for gross proceeds of approximately $21.3 million resulting in Mitsubishi Materials owning approximately 5% of the Company. As a result of financings subsequent to April 14, 2023, Mitsubishi Materials currently owns approximately 4.0% of the Company.

In connection with the strategic investment by Mitsubishi Materials, the Company and Mitsubishi Materials entered into an investor rights agreement whereby, subject to certain conditions, Mitsubishi Materials has certain rights until the earlier of (a) its ownership falling below 3.0%, and (b) April 4, 2025 (the "Expiry Date"), including the right to appoint:

  one member to the Casino Project Technical and Sustainability Committee.
  the greater of one director of the Company or 17% of the number of directors (rounding to the nearest whole number), if Mitsubishi Materials' ownership increases to at least 12.5%

In addition, until the Expiry Date, Mitsubishi Materials has a right to participate in future equity issuances to maintain its ownership in the Company and, in the event its ownership increases to 8.0%, will have a one-time "demand registration right" and "piggy-back registration rights."

Under the investor rights agreement, until the Expiry Date, Mitsubishi Materials has agreed:

  not to sell, transfer, offer or otherwise dispose of any common shares without first notifying the Company not to acquire any securities of the Company, subject to certain exceptions to abstain from voting or vote any shares in favor of each director nominated by the board of directors of the Company for election by shareholders

Mitsubishi Materials has the right of first negotiation, until the later of (a) its ownership falling below 3.0%, and (b) the Expiry Date, to offtake at least its proportionate share of minerals produced from the Casino Project.

The Company and Mitsubishi Materials will negotiate in good faith new rights and restrictions attaching to its share ownership on the earlier of (a) October 14, 2024, and (b) Mitsubishi Materials' ownership reaching 12.5% or greater. The Company and Mitsubishi Materials have initiated these discussions on a preliminary basis.

2

Strategic Investment by Rio Tinto Canada

The Company and Rio Tinto also entered into an amended and restated investor rights agreement, whereby, subject to certain conditions, including ownership thresholds, Rio Tinto will have certain rights until June 12, 2025, including the right to appoint:

  one member to the Casino Project Technical and Sustainability Committee
  one non-voting observer to attend all meetings of the board of directors of the Company one director of the Company, if Rio Tinto's ownership increases to at least 12.5%
  up to three secondees to the Casino Project
  the right to participate in future equity issuances to maintain its ownership in the Company a one-time "demand registration right" and "piggy-back registration rights."

Under the amended and restated investor rights agreement until June 12, 2025, Rio Tinto has also agreed:

  not to sell, transfer, offer or otherwise dispose of any shares, subject to certain exceptions not to acquire any securities of the Company, subject to certain exceptions to abstain from voting or vote any shares in favor of each director nominated by the board of directors of the Company for election by shareholders

On May 1, 2023, in connection with the strategic investment by Mitsubishi Materials and to maintain its ownership in the Company, Rio Tinto purchased 878,809 common shares of the Company at a price of $2.63 per share for gross proceeds of $2.3 million.

On December 12, 2023, the Company announced that Rio Tinto Canada Inc. ("Rio Tinto") purchased 3,468,208 common shares of the Company at a price of $1.73 per share for gross proceeds of $6.0 million resulting in Rio Tinto's ownership increasing from 7.8% to approximately 9.7%.

On March 25, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's subscription rights as a result of the private placement completed on March 1, 2024.  Rio Tinto acquired 239,528 common shares of the Company at a price of $1.35 per common share for gross proceeds of $323,363.

On May 6, 2024, the Company completed a private placement with Rio Tinto Canada Inc. ("Rio Tinto") pursuant to Rio Tinto's participation rights as a result of the bought deal public offering completed on April 30, 2024.  Rio Tinto acquired 2,609,890 common shares of the Company at a price of $1.90 per common share for gross proceeds of $4,958,791 resulting in Rio Tinto maintaining their 9.7% ownership in the Company.

Management and Board Changes

On January 2, 2025, the Company announced it had completed its previously announced management succession process. Dr. Paul West-Sells' role as President of the Company concluded on December 31, 2024, and Mr. Sandeep Singh has assumed the role of President alongside his existing responsibilities as CEO.

On September 27, 2024, the Company announced the appointment of Mr. Raymond Threlkeld as Chairman of the Board. Mr. Threlkeld, who joined the Board on June 27, 2024, succeeds Dr. Bill Williams, who served as Interim Chairman since February 22, 2024.  Dr. Williams will continue to serve on the Board as a director.

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On July 16, 2024, the Company announced that in mid-August Mr. Michael Psihogios would take over the role as Chief Financial Officer ("CFO") from Mr. Varun Prasad.  Concurrently the Company announced that in early August Mr. Jeff Eng would be assuming the role of Vice President, Projects.

On February 22, 2024, Mr. Sandeep Singh was appointed CEO of the Company.

CASINO PROJECT UPDATE

Permitting and Submission of the Environmental and Socio-economic Effects Statement ("ESE Statement")

On August 12, 2024, the Company, through its wholly-owned subsidiary, Casino, announced that it submitted to the Yukon Environmental and Socio-Economic Assessment Board ("YESAB") Executive Committee an updated and refined schedule for submission of the Environmental and Socio-economic Effects Statement ("ESE Statement") for the Casino Mine Project. The ESE Statement will form the basis for the Company's assessment application for the Panel Review and will include all the material outlined in the Revised ESE Statement Guidelines issued on September 12, 2023.

In the schedule, Casino indicates that it plans to submit the ESE Statement in or around July 2025, which is an update from the previously estimated submission date of the second half of 2024. Ongoing detailed review of the guidelines during the winter of 2023, followed by updated work planning and schedule mapping of our technical consultants, in conjunction with further conversations and development of engagement plans with First Nations, led to a clearer picture of the level of effort and associated timelines to produce our ESE Statement.

Infrastructure

On September 23, 2024, the Company announced that Natural Resources Canada ("NRCan"), had conditionally approved $40 million in federal funding to undertake pre-feasibility activities to advance a high-voltage transmission line network connecting the Yukon electrical grid to the North American grid in British Columbia. This funding would be provided through the Critical Minerals Infrastructure Fund ("CMIF"). While Casino's feasibility study demonstrates a highly viable project using liquefied natural gas power, a potential future pathway to hydro grid power would be transformative, allowing the Casino Project's critical minerals to be produced while minimizing its carbon footprint.

On December 5, 2023, the Company announced that during the 2023 Fall Sitting of the Yukon Legislative Assembly, the Yukon Government approved $21.4 million for investment in the Municipality of Skagway's (or "Skagway") redevelopment of their dock infrastructure to include a Marine Services Platform ("MSP") to continue to support ore export for the Yukon mining industry.  The MSP at Skagway is located in South-east Alaska and is 560 km from, and is the closest tidewater port to, the Casino Project. The Port of Skagway has historically been the preferred port to ship concentrates from the Yukon, and most recently was used to ship copper concentrates from the Minto Mine.

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino site.

On November 10, 2023, the Company announced that the Carmacks Bypass Project (the "Bypass"), the first section of the Casino Project access road and a $29.6 million investment by the Yukon and Federal Governments has been completed ahead of schedule.  The Bypass will allow industrial vehicles to bypass the Village of Carmacks, reducing heavy traffic, improving community safety, and improving access to mineral exploration and development activities in the area.

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Drilling Program

On March 27, 2024, the Company announced the results from the 2023 drilling program (the "Drill Program") on its wholly-owned Casino copper-gold-molybdenum deposit.  The Drill Program was developed by Western's Technical and Sustainability Committee, which is comprised of members from Western, Rio Tinto and Mitsubishi Materials.

The 2023 Drill Program consisted of seven holes for 2,244 m ranging from 130 m to 556 m in length.  The drill holes were located inside the current pit boundaries and were selected to provide a range of grades, host rocks, and mineralogy.  The drill holes were also selected to convert indicated resource to measured.

Results from the Drill Program continued to show the importance of the Core Zone wherein relatively higher grades are encountered.

The 2023 Drill Program also included 783 m of geotechnical and hydrogeological drilling designed by Knight-Piesold Consulting, which targeted the ground conditions of the proposed open pit, stockpiles, tailings management facility, heap leaching facility, new airstrip, and the proposed Ranney well site.

Metallurgical Program

On February 13, 2025, the Company announced results from a supplemental metallurgical program (the "Metallurgical Program") for the Casino Project.

The Metallurgical Program used drill core composites of material representing potential mill feed taken from the 2023 diamond drilling program with more variable copper, gold, and molybdenum levels than had been tested in previous drill campaigns and from a broader period of planned mining, The fifteen composites of approximately 200 kg were subjected to detailed mineralogy, comminution testing, flotation testing and detailed analysis of copper concentrates. Composite preparation and all metallurgical test work was completed at ALS Metallurgy in Kamloops, B.C.

Standard processing methods continue to produce good recoveries for copper and gold, consistent with previous metallurgical work. The program achieved significantly higher recoveries for molybdenum.

Casino would produce a high gold grade copper concentrate and a separate molybdenum concentrate. Both are expected to be highly marketable given the very low levels of impurities.

The outline of the Metallurgical Program and the review of the results were developed by Western's Technical and Sustainability Committee, which is comprised of members from Western, Rio Tinto and Mitsubishi Materials.

Feasibility Study

On June 28, 2022, the Company released the results of its Feasibility Study (the "Study") on its wholly-owned Casino copper-gold-molybdenum deposit.  The Study considered the Project being constructed as an open pit mine, with a concentrator processing 120,000 tonnes per day (t/d) to recover copper, gold, molybdenum and silver, as well as a 25,000 t/d oxide heap leach facility to recover gold, silver and copper.

The Study supersedes all previous studies and incorporates an updated mineral resource and mineral reserve with an effective date of June 13, 2022.  The Study examines the development of the Casino Project, which comprises the processing of 1.43 billion tonnes of Mineral Reserve for both the mill and heap leach, with deposition of mill tailings and mine waste in the Tailings Management Facility ("TMF") consistent with the design concepts considered during the Best Available Tailings Technology ("BATT") Study as a base case development.

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Unless otherwise indicated, all references to "$" are to Canadian dollars and references to "US$" are to United States dollars.

FINANCIAL RESULTS

The Study indicates that the potential economic returns from the Project justify its further advancement and securing of the required permits and licenses for operation.

The financial results of the Study were developed under commodity prices that were based on analyst projections of long-term metal prices and a CAN$:US$ exchange rate of 0.80 ("Base Case" prices).

The following table summarizes the financial results:

Base Case
Copper (US$/lb)	3.60
Gold (US$/oz)	1,700
Molybdenum (US$/lb)	14.00
Silver (US$/oz)	22.00
Exchange Rate (C$:US$)	0.80

NPV pre-tax (5% discount, $millions)	5,768
NPV pre-tax (8% discount, $millions)	3,473
IRR pre-tax (100% equity)	21.2

NPV after-tax (5% discount, $millions)	4,059
NPV after-tax (8% discount, $millions)	2,334
IRR after-tax (100% equity)	18.1

LOM pre-tax free cash flow ($millions)	13,713
LOM after-tax free cash flow ($millions)	10,019

Payback period (years)	3.3
Net Smelter Return ($/t milled)	29.08

Copper Cash Cost (net of by-product credits) ($/lb)	(1.00)
Copper Cash Cost (co-product basis) ($/lb)	1.92
Gold Cash Cost (co-product basis) ($/oz)	908.53

Higher grade material is fed to the concentrator during the first four years of the concentrator operation. This factor, combined with the concurrent heap leach facility operation, results in higher yearly cash flows and other metrics during this period and contributes significantly to the Project's financial performance.

	Years 1-4	Life of Mine
Average Annual Pre-tax Cash Flow ($millions)	1,033	662
Average Annual After-tax Cash Flow ($millions)	951	517
Average Net Smelter Return (NSR) ($/t ore milled)	43.15	29.08
% of Revenue - Copper	48.5	46.8
% of Revenue - Gold	38.8	36.0
% of Revenue - Silver	2.1	2.4
% of Revenue - Molybdenum	10.6	14.8

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CAPITAL COSTS

Total initial capital investment in the Project is estimated to be $3.62 billion, which represents the total direct and indirect cost for the complete development of the Project, including associated infrastructure and power plant.  The following table shows how the initial capital is distributed between the various components.

Cost Item	Total ($M)
Process Plant and Infrastructure
Project Directs including freight	2,116
Project Indirects	431
Contingency	369
Subtotal	2,916
Mining
Mine Equipment	433
Mine Preproduction	228
Subtotal	661
Owner's Costs	41
Total Initial Capital Costs	3,618
Sustaining Capital	751
Total Life of Mine Capital Costs	4,369

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OPERATING COSTS

Operating costs for the milling operation were calculated per tonne of material processed through the mill over the life of mine:

LOM
($/tonne)
Milling	$6.42
General & Administrative	$0.46
Total	$6.88

Heap leach operating costs were calculated per tonne of material processed through the heap leach over the life of the heap leach.

LOM
($/tonne)
Heap Leach Operation	$1.93
ADR/SART	$4.80
Total	$6.73

Mining costs were calculated to average $2.30 per tonne of material moved and $3.65 per tonne of mineralized material.

($/tonne)
Cost per tonne material (material moved)	$2.30
Cost per tonne mill feed (mill + heap leach material)	$3.65
Cost per tonne mill feed	$4.28

The combined mining and milling costs are $11.16 per tonne material milled for the life of mine, which compares favorably to the life-of-mine net smelter return of $29.08 per tonne at Base Case metal prices.

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DEVELOPMENT PLAN

The Study evaluates the development of the Casino deposit as a conventional open pit mine, concentrator complex, and heap leach operation. The initial production will focus on the deposit's oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold-silver and molybdenum concentrates.  Key metrics of the processing plant are shown below:

	Years 1-4	Life of Mine
Strip ratio	0.26	0.43
Nominal Throughput
Mill (t/d)	120,000	120,000
Heap (t/d)	25,000	25,000
Average Annual Metal Production
Copper (Mlbs)	241	163
Gold (kozs)	333	211
Silver (kozs)	1,596	1,277
Molybdenum (Mlbs)	15.5	15.1

Average Annual Mill Feed Grade
Copper (%)	0.300	0.189
Gold (g/t)	0.352	0.217
Silver (g/t)	2.054	1.659
Molybdenum (%)	0.025	0.021
Average Annual Heap Leach Grade*
Gold (g/t)	0.366	0.265
Silver (g/t)	2.356	1.95
Copper (%t)	0.042	0.036
Recovery (Mill)
Copper (%)	83.9	86.5
Gold (%)	67.7	67.1
Silver (%)	55.6	53.1
Molybdenum (%)	64.1	71.2
Recovery (Heap)
Gold (%)	80.0	80.0
Copper (%)	18.0	18.0
Silver (%)	26.0	26.0
Annual Concentrate Production
Cu (dry kt)	390	264
Mo (dry kt)	13	12
Average Concentrate Grade
Copper Concentrate
Cu (%)	28.0	28.0
Au (g/t)	26.5	24.9
Ag (g/t)	127.2	150.7
Molybdenum Concentrate
Mo (%)	56.0	56.0

*Heap leach first four years grades taken from the start of the heap leach.

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MINERAL RESERVES

The Mineral Reserve estimate is based on an updated open pit mine plan and mine production schedule using commodity prices of US$3.25 per pound copper, US$1,700 per ounce gold, US$12.00 per pound molybdenum and US$22.00 per ounce silver.

All of the mineralization included in the Mineral Reserve estimate with respect to the Casino Project is contained on mineral titles controlled by Western.  The following table presents the Mineral Reserve that is the basis for this Study.

	Tonnes	NSR	Cu	Au	Mo	Ag	CuEq	Cu	Au	Mo	Ag
Mill Ore Reserve:	(Mt)	($/t)	(%)	(g/t)	(%)	(g/t)	(%)	(Mlbs)	(Moz)	(Mlbs)	(Moz)
Proven Mineral Reserve	140.1	38.50	0.31	0.39	0.024	2.1	0.67	944	1.8	74.9	9.4
Probable Mineral Reserve	1,076.9	23.68	0.17	0.19	0.021	1.6	0.36	4,135	6.7	497.1	55.5
Proven/Probable Reserve	1,217.1	25.38	0.19	0.22	0.021	1.7	0.40	5,079	8.5	571.9	64.9

	Tonnes	NSR	Au	Cu	Mo	Ag	AuEq	Au	Cu	Mo	Ag
Heap Leach Reserve:	(Mt)	($/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(Moz)	(Mlbs)	(Mlbs)	(Moz)
Proven Mineral Reserve	42.9	22.52	0.45	0.055	N/A	2.7	0.47	0.62	51.8	N/A	3.7
Probable Mineral Reserve	166.8	11.14	0.22	0.031	N/A	1.8	0.23	1.17	113.5	N/A	9.4
Proven/Probable Reserve	209.6	13.47	0.26	0.036	N/A	1.9	0.28	1.78	165.3	N/A	13.1

Notes:

1. The Mineral Reserve estimate has an effective date of June 13, 2022 and was prepared using the CIM Definition Standards (10 May 2014).

2. Columns may not sum exactly due to rounding.

3. Mineral Reserves are based on commodity prices of US$3.25/lb Cu, US$1550/oz Au, US$12.00/lb Mo, and US$22.00/oz Ag.

4. Mineral Reserves amenable to milling are based on NSR cutoffs that vary by time period to balance mine and plant production capacities.  They range from a low of $6.11/t to a high of $25.00/t.

5. NSR value for supergene (SOX and SUS) mill material is NSR (C$/t) = $73.63 x recoverable copper (%) + $40.41 x gold (g/t) + $142.11 x moly (%) + 0.464 x silver (g/t), based on recoveries of 69% gold, 52.3% molybdenum and 60% silver.  Recoverable copper = 0.94 x (total copper - soluble copper).

6. NSR value for hypogene (HYP) mill material is NSR (C$/t) = $67.88 x copper (%) + $38.66 x gold (g/t) + $213.78 x moly (%) + $0.386 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 78.6% molybdenum and 50% silver.

7. Mineral Reserves amenable to heap leaching are based on an NSR cutoff of $6.61/t.

8. NSR value for leach material is NSR (C$/t) = $14.05 x copper (%) + $47.44 x gold (g/t) + $0.210 x silver (g/t), based on recoveries of 18% copper, 80% gold and 26% silver.

9. AuEq and CuEq values are based on prices of US$ 3.25/lb Cu, US$ 1550/oz Au, US$ 12.00/lb Mo, and US$ 22.00/oz Ag, and account for all metal recoveries and smelting/refining charges.

10. The NSR calculations also account for smelter/refinery treatment charges and payables.

On August 9, 2022, the Company filed a technical report titled "Casino Project, Form NI 43-101F1 Technical Report Feasibility, Yukon, Canada" with an effective date of June 13, 2022 (the "Report").  The Report summarizes the results of the Feasibility Study on the Casino copper-gold project, which results were first reported by the Company in a news release dated June 28, 2022.

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Exploration and evaluation expenditures

Capitalized expenditures for the periods presented were as follows:

For the year ended December 31,	2024	2023
	$	$
Claims maintenance	23,376	25,010
Engineering	868,331	390,903
Exploration and camp support	437,632	7,252,245
Permitting	9,674,264	11,033,794
Salary and wages	1,289,677	1,726,836
Share-based payments	161,342	645,532

TOTAL	12,454,622	21,074,320

During the year ended December 31 2024, the Company's activity focused on the Casino Project, including the advancement of permitting and engineering activity to support the submission of the ESE Statement to the YESAB Executive Committee in 2025. In addition, the Company's activity included engagement and consultation with First Nations that may be impacted by the project.

During the year ended December 31 2023, the Company's activity focused on permitting and environmental activity and continued work on the ESE statement. The Company also executed a geotechnical and metallurgical drilling program.

Royalty payments

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

SELECTED ANNUAL FINANCIAL INFORMATION

The following annual information has been extracted from the Company's audited annual consolidated financial statements.

As at and for the year ended	31-Dec-24	31-Dec-23	31-Dec-22
	$	$	$
Loss and comprehensive loss	6,921,830	3,338,299	4,994,178
Loss per share - basic and diluted	0.04	0.02	0.03
Cash, cash equivalents, and short-term investments	67,972,991	31,036,165	22,709,722
Exploration and evaluation assets	122,690,820	110,236,198	89,161,878
Total assets	192,793,386	143,918,373	114,382,545

Items that resulted in significant differences in the annual figures presented above are explained in the following narrative.

Loss and comprehensive loss

For the year ended December 31, 2024, the Company reported a loss and comprehensive loss of $6,921,830. The 2024 loss and comprehensive loss is higher than the 2023 largely due to higher wages and benefits, share-based compensation and professional fees, as well as a lower unrealized gain on marketable securities. This was partially offset by higher interest income in 2024.

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For the year ended December 31, 2023, the Company reported a loss and comprehensive loss of $3,338,299.  The 2023 loss and comprehensive loss is lower than the 2022 largely due to higher interest income and an unrealized gain on marketable securities as well as lower share-based payments.

Exploration and evaluation assets

During the year ended December 31, 2024, the Company was working on the advancement of permitting and engineering activity to support the submission of the ESE Statement.

During the year ended December 31, 2023, the Company was working on their ESE Statement and also executed a geotechnical and metallurgical drilling program.

During the year ended December 31, 2022, the Company completed its feasibility study and also began initial permitting and environmental activities associated with submission of an ESE Statement.  The Company also executed a drilling and exploration program.

Exploration costs incurred by the Company are capitalized, thus increasing the carrying value of exploration and evaluation assets from one year to the next.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations. Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments is expected to decrease from one period to the next.

As of December 31, 2024, the Company had cash equivalents and short-term investments in the form of Guaranteed Investment Certificate's as follows:

Classification	Weighted average rate	Weighted average term	Principal	Accrued Interest	Total
	%	days	$	$	$
Short-term investments	4.83	347	52,500,000	1,270,674	53,770,674
Cash equivalents[1]	3.54	60	7,448,360	13,725	7,462,085
Total	4.67	312	59,948,360	1,284,399	61,232,759
1In addition to cash equivalents the Company also had cash of $6,740,232 held in corporate accounts as of December 31, 2024.

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SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been derived from the Company’s unaudited condensed interim consolidated financial statements or the audited annual consolidated financial statements.

As at and for the quarter ended	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24
	$	$	$	$
Loss and comprehensive loss	1,593,628	680,737	3,040,114	1,607,351
Loss per share - basic and diluted	$0.01	$0.00	$0.02	$0.01
Cash and short-term investments	67,972,991	73,659,406	77,214,076	31,519,071
Exploration and evaluation assets	122,690,820	118,017,742	114,623,989	111,902,410
Total assets	192,793,386	193,616,218	193,502,877	146,323,856

As at and for the quarter ended	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23
	$	$	$	$
Loss and comprehensive loss	532,485	823,028	872,180	1,110,606
Loss per share - basic and diluted	$0.00	$0.01	$0.01	$0.01
Cash and short-term investments	31,036,165	32,422,493	38,576,943	19,598,387
Exploration and evaluation assets	110,236,198	106,698,962	96,901,990	92,144,912
Total assets	143,918,373	141,080,607	137,331,506	113,657,532

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented above. Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by decreases in gain related to marketable securities, increases in stock-based compensation, wages and benefits, professional fees, and interest income.

During the three months ended December 31, 2024, the Company recognized interest income of $791,360 due to higher interest-bearing balances and higher interest rates.  The Company also incurred share-based payments totaling $533,224 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to restricted share units (RSU's). In addition, the Company recorded accrued severance of $449,124 and short-term incentive plan bonuses of $187,285 during the period. The Company also recorded a loss on marketable securities of $150,000.

During the three months ended September 30, 2024, share-based payments totaled $586,662 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants, as well as accrued executive severance costs totaling $251,000. The Company also recorded interest income of $906,389 and a gain on marketable securities of $347,480, reducing the net and comprehensive loss.

During the three months ended June 30, 2024, share-based payments totaled $690,293 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants. The Company also paid out a hiring bonus and accrued severance costs totaling $1,201,000. In addition, the Company recorded interest income of $637,884 and a loss on marketable securities of $426,680.

During the three months ended March 31, 2024, share-based payments totaled $642,961 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants. The Company also recognized higher legal costs due to an increase in legal activity.

13

During the three months ended December 31, 2023, the Company recognized interest income of $424,160 due to higher interest-bearing balances and higher interest rates.  The Company also incurred share-based payments totaling $170,754 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to restricted share units (RSU's).

During the three months ended September 30, 2023, the Company recognized interest income of $416,969 due to higher interest-bearing balances and higher interest rates compared to the three months ended June 30, 2023.  The Company also incurred share-based payments totaling $558,972 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to restricted share units (RSU's) and deferred share units (DSU's).

During the three months ended June 30, 2023, the Company recognized interest income of $274,824 due to higher interest-bearing balances and higher interest rates compared to the three months ended March 31, 2023. The Company also incurred share-based payments totaling $146,691 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSU's.

During the three months ended March 31, 2023, the Company recognized interest income of $169,798 due to lower interest-bearing balances compared to the three months ended December 31, 2022

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized.  As a result, the carrying value of exploration and evaluation assets increases from period to period.

During the three months ended September 30, 2024 and December 31, 2024 exploration and evaluation assets increased by $3,393,753 and $4,673,078 respectively, this primarily included the advancement of permitting and engineering activity to support the submission of the ESE Statement to the YESAB Executive Committee in 2025. In addition, the Company's activity included engagement and consultation with First Nations that may be impacted by the project.

During the three months ended June 30, 2024, and March 31, 2024, exploration and evaluation assets increased by $2,721,579 and $1,666,212, respectively, as the Company continued work on its ESE Statement.

During the three months ended December 31, 2023 and September 30, 2023, exploration and evaluation assets increased as the Company completed its drilling and exploration program as well continued on-going work on its ESE Statement.

During the three months ended June 30, 2023, and March 31, 2023, exploration and evaluation assets increased as the Company continued work on its ESE Statement.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations. Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

During the three months ended June 30, 2024, the Company completed a bought deal public offering and private placements for gross proceeds of $46.0M and $4.9M, respectively.

During the three months ended March 31, 2024, the Company completed private placements for gross proceeds of $3.3M.

14

During the three months ended December 31, 2023, the Company received $6M as part of an additional investment from Rio Tinto.

During the three months ended September 30, 2023, the Company received $21.2M as part of strategic investment from Mitsubishi Materials.  In connection with the strategic investment by Mitsubishi Materials, Rio Tinto subscribed for common shares for aggregate proceeds of $2.3M.

RESULTS OF OPERATIONS

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Depreciation	15,374	51,725	157,059	206,900
Filing and regulatory fees	8,810	4,216	346,346	291,313
Office and administration	207,488	155,218	647,490	609,616
Professional fees	201,927	76,057	883,212	273,709
Share-based payments	533,224	170,754	2,453,140	1,083,428
Shareholder communication and travel	155,201	181,211	731,939	779,452
Wages and benefits	1,112,933	632,985	4,423,604	1,890,820

CORPORATE EXPENSES	2,234,957	1,272,166	9,642,790	5,135,238

Foreign exchange loss (gain)	31	(162)	3,868	811
Interest income	(791,360)	(315,359)	(2,676,508)	(1,176,950)
Unrealized (gain) loss on marketable securities	150,000	(424,160)	(48,320)	(620,800)

LOSS AND COMPREHENSIVE LOSS	1,593,628	532,485	6,921,830	3,338,299

THREE MONTHS ENDED DECEMBER 31, 2024

Western incurred a loss of $1,593,628 ($0.01 per common share) for the three months ended December 31, 2024, compared to a loss of $532,485 ($0.00 per common share) over the same period in 2023. The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

Share-based payments increased by $362,470 during the three months ended December 31, 2024, compared to the same period in 2023 due to timing, valuation, and recognition differences relating to the underlying stock option and RSU grants.

Wages and benefits increased by $479,948 during the three months ended December 31, 2024, compared to the same period in 2023 due to employee severance and bonus payments.

Professional fees increased by $125,870 during the three months ended December 31, 2024, compared to the same period in 2023 due to an increase in legal activity.

Interest income increased by $476,001 during the three months ended December 31, 2024, compared to the same period in 2023 due to higher interest-bearing balances.

The Company recorded a loss on marketable securities of $150,000 during the three months ended December 31, 2024, compared to an unrealized gain of $424,160 during the same period in 2023 as a result of changes in the share price of the marketable securities held by Western at each period end date.

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YEAR ENDED DECEMBER 31, 2024

Western incurred a loss of $6,921,830 ($0.04 per common share) for the year ended December 31, 2024, compared to a loss of $3,338,299 ($0.02 per common share) over the same period in 2023.  The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

Professional fees increased by $609,503 during the year ended December 31, 2024, compared to the same period in 2023 due to an increase in legal activity.

Share-based payments increased by $1,369,712 during the year ended December 31, 2024, compared to the same period in 2023 due to timing, valuation, and recognition differences relating to the underlying stock option grants, RSU grants and DSU grants.

Wages and benefits increased by $2,532,784 during the year ended December 31, 2024, compared to the same period in 2023 largely due to employee severance and bonus costs, an increase in director fees, and new employee hires and related bonuses.

Interest income increased by $1,499,558 during the year ended December 31, 2024, compared to the same period in 2023 due to higher interest-bearing balances.

The Company recorded a unrealized gain on marketable securities of $48,320 during the year ended December 31, 2024, compared to an unrealized gain of $620,800 during the same period in 2023 as a result of changes in the share price of the marketable securities held by Western at each period end date.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31,	2024	2023
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(4,729,358)	(2,535,497)
Financing activities	54,285,176	31,065,699
Investing activities	(61,324,762)	(3,900,208)
CHANGE IN CASH AND EQUIVALENTS	(11,768,944)	24,629,994

Cash and cash equivalents - beginning	25,971,261	1,341,267
CASH AND CASH EQUIVALENTS - ENDING	14,202,317	25,971,261

Cash and cash equivalents totaled $14,202,317 as at December 31, 2024 (December 31, 2023 - $25,971,261).  Cash and cash equivalents and short-term investments totaled $67,972,991 as at December 31, 2024 (December 31, 2023 - $31,036,165).  Western's net working capital (current assets less current liabilities) as at December 31, 2024 totaled $66,851,141 (December 31, 2023 - $28,888,135).

Western is an exploration stage company.  As at the date of this report, the Company has not earned any production revenue.  It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.  Although the Company expects that the current cash and short-term investments on hand will be sufficient to fund anticipated operating activities in the next twelve months, it will require significant additional funding to complete the development and construction of the Casino mine.

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Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the year ended December 31, 2024, the Company completed a bought deal public offering for gross proceeds of $45,999,999 and private placements for gross proceeds of $8,282,154.

During the year ended December 31, 2024, the Company received $3,465,000 from the exercise of stock options and expended $188,174 on lease payments.

During the year ended December 31, 2023, the Company completed private placements for gross proceeds of $29,591,624.

During the year ended December 31, 2023, the Company received $2,025,000 from the exercise of stock options and expended $245,672 on lease payments.

The table below summarizes the actual use of proceeds incurred up to December 31, 2024, compared to the expected use of proceeds from the bought deal offering documents1:

	Expected Use of Proceeds (Offering Document)[1]	Actual Use of Proceeds to Date[2]
Permitting activities	$28,000,000	$8,812,286
Engineering activities	$4,000,000	$979,143

The Company expects to incur the remaining permitting and engineering expenditures over the next 12 months.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the year ended December 31, 2024, the Company purchased $47,500,000 in short term investments and spent $13,824,762 on exploration and evaluation assets.  During the year ended December 31, 2023, the Company redeemed $16,000,000 in short term investments and spent $19,900,208 on exploration and evaluation assets.

A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

_________________________________
1 As per Short Form Prospectus dated April 24, 2024. Excludes expected use of proceeds for general corporate and working capital.
2 Up to December 31, 2024.

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OUTSTANDING SHARE DATA

As at the date of this report, the Company has 200,000,528 common shares outstanding. The Company also has 9,188,559 stock options outstanding with exercise prices ranging from $1.11 to $2.22, 1,533,485 restricted share units and 683,300 deferred share units to be settled by way of common shares issued from treasury.

CONTRACTUAL OBLIGATIONS

The Company leases office space and a vehicle in Whitehorse, Yukon. The future minimum lease payments by calendar year, presented on an undiscounted basis, are as follows:

Year	$
2025	36,351
2026	15,951
2027	13,293

TOTAL	65,595

The Company has no off-balance sheet arrangements and no long-term obligations other than those described throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

KEY MANAGEMENT COMPENSATION

The Company's key management includes its directors and officers.  The remuneration of key management during the periods presented was as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Salaries and director fees	1,315,703	439,883	4,134,306	1,712,067
Share-based payments	492,433	167,559	2,310,875	1,417,844

KEY MANAGEMENT COMPENSATION	1,808,136	607,422	6,445,181	3,129,911

Share-based payments represent the fair value of stock options, RSUs and DSUs previously granted to directors and officers during the periods presented above. Salaries and share-based payments for certain officers are capitalized in exploration and evaluation assets and the balance is recognized in the statement of loss and comprehensive loss.

During the year ended December 31, 2024, the Company accrued one-time executive settlement costs owing to certain officers of $921,074 (2023 - $nil).

All related party transactions are disclosed in the above Key Management Compensation section. There were no additional related party transactions.

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SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS accounting standards requires to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.  Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company's exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values.  Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company's assets are reviewed for indication of impairment at each balance sheet date.  If indication of impairment exists, the assets' recoverable amount is estimated.  If the assets' carrying amount exceeds the recoverable amount, then an impairment loss is recognized in the statement of loss. The Company's review did not identify any indication of impairment.

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or if the exploration and evaluation phase has been completed and the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits required to consider the exploration and evaluation stage to have been completed.

ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted.  Management is currently assessing the effect of these amendments on our financial statements.

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IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

As of December 31, 2024, there are no other IFRS or IFRIC interpretations with future effective dates that are expected to have a material impact on the Company.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

As of December 31, 2023, a material weakness was identified and included in Management’s assessment of the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The CFO was responsible for preparing, authorizing, and reviewing information that was key to the preparation of financial reports. He was also responsible for preparing and reviewing the resulting financial reports.  This identified material weakness had the potential to result in material misstatements in the Company’s financial statements, and was also considered a material weakness in its disclosure controls and procedures.

In 2024, Management carried out remediation activities relating to the previously identified material weakness through the addition of new accounting staff, implementing additional segregation of duties and implementing new processes and controls across the Company. Such remediation activities include but are not limited to outsourcing elements of its accounting function to a third-party accounting firm to directly address the previous issues surrounding the lack of segregation of duties. In addition, management also engaged a specialist internal control consulting firm to advise and assess management’s design and implementation of its ICFR and disclosure controls and procedures for the year ended December 31, 2024.

Beginning in the third quarter of 2024 and prior to filing the year end MD&A, management completed its remediation activities and performed testing of the new internal controls. Based on the remediation activities and related testing, the President & CEO and the CFO assessed the design and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 and determined that it’s internal control over financial reporting was effective as of December 31, 2024.

In making this assessment, the Company's management uses the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework.

20

Other than the remediation related to the material weakness described above, there has been no change in our internal control over financial reporting during the year ended December 31, 2024, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Looking ahead into 2025, the Company continues to work closely with the specialist internal control consulting firm, to evaluate, test and continuously improve the effectiveness of disclosure controls and procedures and internal controls over financial reporting. The Company continues to assign the highest priority to the operation of these controls.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

As a result of the material weakness previously identified as discussed above, Management concluded that its disclosure controls and procedures were not effective as at December 31, 2023. As described above, Management carried our remediation activities relating to this previously identified material weakness in 2024. Following the remediation activities performed, the President & CEO and the CFO evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2024. Based on this evaluation, our President & CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2024.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company closely monitors its liquidity position and endeavours to ensure it has adequate sources of funding to finance its projects and operations.  Some of the Company's cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due.  The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  Cash and cash equivalents and short-term investments are held with Schedule 1 chartered banks in Canada.  Substantially all cash and cash equivalents and short-term investments held with financial institutions exceed government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions.  The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

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Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's financial assets and liabilities are not exposed to interest rate risk due to their short-term nature and maturity. Cash and equivalents and short-term investments are subject to fixed interest rates. The Company is not subject to interest rate risk.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in this MD&A that are not historical facts are forward-looking information and forward-looking statements within the meaning of applicable securities legislation and involve risks and uncertainties (collectively, "forward-looking statements"). Certain forward-looking information may also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding prospective financial performance, financial position or cash flows and readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may provide to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates; the results of metallurgical testing programs; the timing and amount of any estimated future production, costs of production, and capital expenditures; project schedules; the Company's proposed plan for its properties, including the development of the Casino Project; recommended work programs; costs and timing of the development of new deposits; success of exploration and permitting activities; permitting timelines; currency fluctuations; requirements for additional capital; government policy between Canada and the United States, including potential tariffs and retaliatory tariffs, regulation of mineral exploration or mining operations; environmental risks; the submission of the Environmental and Socio-economic Effects Statement and the timing thereof; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the timing and possible outcome of potential litigation; the potential advancement of a high-voltage transmission line network connecting the Yukon electrical grid to the North American grid in British Columbia; and the impact of potential global pandemics on the Company's business and operations. In certain cases, forward-looking statements can be identified by words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may" or "may not", "could", "would" or "would not", "might" or "will be", "occur" or "be achieved". Such statements are included, among other places, under the heading "Casino Project Update" in this MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and mineral resource estimates; exploration and evaluation expenditures; results of the Study (including projected economic returns, operating costs, capital costs and other financial results in connection with the Casino Project); cash flow forecasts; exploration results at the Company's properties; budgets; work programs; permitting and other timelines; the Company's engagement with local communities; estimated timing for construction of, and production from, any new projects; market price of precious and base metals; expectations regarding future price assumptions, financial performance; or other statements that are not statements of historical fact.

22

Forward-looking statements are necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material assumptions used to develop the forward-looking statements herein include assumptions that (1) political and legal developments in jurisdictions where Western operates, or may in the future operate, being consistent with Western's current expectations, (2) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (3) requisite capital and financing will be available on acceptable terms, (4) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (5) no unforeseen disruptions or delays, unexpected geological or other effects, equipment failures, or permitting including any disruptions caused any future pandemics or any other unforeseen disruptions or delays that would have an adverse effect on Western's operations, (6) equipment, labour and materials costs increasing on a basis consistent with Western's current expectations, and (7) general economic, market or business conditions will not change in a materially adverse manner and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Western and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, history of losses and negative operating cash flow; risks inherit to mineral exploration and development activities; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; risks related to the potential loss of the Company's properties; uncertainty as to timely availability of permits and licenses and other governmental approvals; risks related to the Company's dependence on a single project; title risks; price fluctuations of the Common Shares; risks surrounding statutory and regulatory compliance; risks surrounding environmental laws and regulations; risks surrounding land reclamation costs; operational risks surrounding the remote location of assets; risks surrounding Western's ability to maintain its infrastructure; risks involved in fluctuations in gold, copper and other commodity prices; uncertainty of estimates of capital and operating costs, recovery rates, production estimates, and estimated economic return; changes in project parameters as plans continue to be refined; risks related to the cooperation of government agencies and Indigenous peoples in the exploration and development of Western's property; volatility in the price of metals; climate change risks; risks related to fluctuations in currency exchange rates; risks surrounding dilution of the Common Shares; dependence on members of management and key personnel; competition risks; inflation risks; risks related to macro-economic factors including global financial volatility; potential natural disasters, terrorist acts, health crises and future pandemics; risks related to the need to obtain additional financing to develop the Company's property and uncertainty as to the availability and terms of future financing; litigation risks; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks related to potential acquisitions and the integration thereof; risks related to operations; risks related to the feasibility study and the possibility that future exploration and development will not be consistent with the Company's expectations; risks related to joint venture operations; conclusions of economic evaluations; possible variations in mineral reserves, mineral resources, grade or recovery rates; insurance risk; reclamation costs; risks related to conflicts of interest; risks related to internal controls; tax risks, specifically related to the Company's classification as a "passive foreign investment company" under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related to information technology and cybersecurity; risks related to regulatory compliance; the Company's history of not paying dividends; and risks related to shareholder activism; impact of any global pandemics and the Russian invasion of Ukraine; and other risks and uncertainties disclosed in the AIF and Form 40-F, each of which provide for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

23

Although Western has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

Non-GAAP Measures and Other Financial Measures

Alternative performance measures in this MD&A, such as "cash cost" and "free cash flow", are used to provide additional information. These non-GAAP performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess performance of the Company's property and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS accounting standards and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS accounting standards.

CAUTIONARY NOTE TO U.S. INVESTORS

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms and other mining terms, such as "inferred mineral resource," differ from the definitions of such terms, if any, for purposes of the disclosure requirements of the United States Securities and Exchange Commission (the "SEC").

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company's mineral deposits may not be comparable to similar information made public by issuers subject to the SEC's reporting and disclosure requirements applicable to domestic United States issuers.

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